Exhibit 99.5

YANDEX N.V.

Public Interest Committee Charter

(adopted as of [•] 2019)

A.            Purpose

The purpose of the Public Interest Committee (the “Committee”) of the Board of Directors (the “Board”) of Yandex N.V. (the “Company” and, together with its direct and indirect subsidiaries, the “Group”) is to consider and recommend to the Board proposed decisions on the matters specifically set forth below in connection with the sensitive operations of the Group in the Russian Federation.

This Charter should be applied in a manner consistent with all applicable laws and stock market rules and the Company’s articles of association, each as amended and in effect from time to time.

B.            Structure and Membership

1.             Number and Composition. The Committee shall consist of three (3) members. One member shall be the Executive Director serving as Chief Executive Officer of the Company from time to time. Two members shall be Designated Directors (as such term is defined in the Company’s articles of association).

2.             Chair. The Chief Executive Officer shall serve as Chair of the Committee.

3.             Compensation. The compensation of Committee members shall be as determined by the Board.

C.            Authority and Responsibilities

1              Authority. To the Committee shall be delegated by the Board all power and board authority to the extent this relates to the consideration and preparation of any proposed decision on the matters set forth in Schedule 1 (Reserved Matters) (the “Reserved Matters”), including the making of recommendations to the Board in respect of such proposed decisions. Subject to paragraph C.4, the Board will not act in respect of any of the Reserved Matters prior to having received a recommendation on any such matter from the Committee.

2.             Action by Consensus. The Committee shall act only by the unanimous consent of its members; provided, however, that (i) if only one Designated Director is then a member of the Committee and able to act, the Committee may act with the consent of such Designated Director and the CEO, and (ii) if no Designated Directors are then members of the Committee and able to act, the Committee shall not have authority to act.

3.             Board Action. The Board shall follow the recommendations of the Committee in respect of any proposed Board decision, unless the Board rejects such recommendation by (a) a Special Majority (as such term is defined in the Company’s articles of association) of votes, which shall include the affirmative votes of the two Designated Directors, or (b) a Special Majority of votes (not including the affirmative votes of the two Designated Directors) provided that the holder of the Priority Share (as such term is defined in the Company’s articles of association) has given its approval to such Board decision.

4.             Failure to Act. In the event that the Committee has not taken any action on any specific Reserved Matter in accordance with paragraph C.1 above within ten (10) business days following any request thereto from the Board (including because it is unable to act in accordance with the voting requirements of paragraph C.2 above or because the Committee is not then constituted), the Board may take any action on any such specific Reserved Matter (including the taking of Board decisions) and proceed to implementation of any such Reserved Matter (including the entering into any transactions), subject to the prior approval of the holder of the Priority Share.

5.             Discharge of Responsibilities. The Committee shall discharge its responsibilities, and shall assess the information provided by the management of the Group, in a diligent manner and in accordance with its business judgment.

D.            Procedures and Administration

1.             Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. If the Chief Executive Officer proposes any matter for the consideration of the Committee, the Committee shall convene within five (5) business days (or such longer period as may be specified by the Chief Executive Officer) to consider and decide upon such matter. The Committee may also act as specified in paragraph C.2 by written consent in lieu of a meeting. The Committee shall keep such records of its meetings as it shall deem appropriate.

2.             Reports to the Board. The Committee shall report to the Board at each meeting thereof and more frequently upon request of the Board, and shall report to the Board on any action taken by the Committee within two (2) business days thereof.

3.             Charter. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes, including any changes to the Reserved Matters, to the Board for approval. Any amendments to this Charter shall require the unanimous approval of the Board.

4.             Independent Advisors. The Committee is authorized, without further action by the Board, to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Group. The Committee is empowered, without further action by the Board, to cause a member of the Group to pay the compensation of such advisors as established by the Committee.

5.             Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Group to meet with the Committee or any advisors engaged by the Committee.

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SCHEDULE 1

Reserved Matters

For the purposes of this Schedule 1:

Control means with respect to any entity: (a) the existence of direct or indirect powers to determine or ensure the determination of management decisions of such entity (based on ownership of securities or partner rights, or other property rights, on the basis of an agreement or on any other basis); (b) the ability to directly or indirectly control more than fifty percent (50%) of the votes at any general meetings (or equivalent bodies) of such entity; or (c) the ability to appoint more than fifty percent (50%) of the members of the board of directors (or the closest equivalent to such a governing body) of such entity. The words “Controlling”, “Controlled” and “under Control” shall be construed in accordance with this definition;

Foreign Parties shall mean (i) any legal entities organized under laws of jurisdictions other than the Russian Federation and (ii) Russian legal entities, in each case that are not under Control of any individual holding Russian citizenship or any Russian legal entities (if such legal entity has no beneficial owner); and

Yandex LLC means Limited Liability Company “Yandex”, organized under the laws of the Russian Federation with registration number 1027700229193.

The Reserved Matters are:

a.             Direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance of: material IP, including, for these purposes, IP assets referred to in paragraphs (1) (works of science, literature, and art) which are literary works; (2) (computer software programs); (3) (data bases); (8) (utility models); (9) (industrial designs); and (12) (know-how) of Article 1225 of the Russian Civil Code (or similar IP, if regulated by any law other than Russian law), including licensing of such IP, if such transfer would limit the ability of the entities Controlled by the Company to use the same within the Russian Federation, in favor of: (a) Foreign Parties not Controlled by the Company; or (b) only in relation to any IP owned by Yandex LLC, other legal entities not under Control of Yandex LLC; in each case save for direct or indirect (including by transfer of Control over the companies holding relevant assets) transfer or encumbrance carried out in the ordinary course of business.

b.             Transactions and other actions (including any transfer of Control over the entities holding any such data) resulting in providing direct access to personal data and non-depersonalized big data of Russian users to Foreign Parties not Controlled by the Company, other than in accordance with the Data Policies (as defined below).

c.             Adoption, modification, amendment, and cancellation of the Company’s and its Controlled entities’ internal policies on protection of personal data and non-depersonalized big data of Russian users (including storage procedures, and sale/ granting direct access to such information to Foreign Parties not Controlled by the Company) (the “Data Policies”).

d.             Any agreement by the Company or any of its Controlled entities with a foreign state or international intergovernmental organization (and their bodies or agencies) if such agreement concerns the territory of the Russian Federation.